Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
Pacific Drilling S.A.
Société anonyme
Registered Office: 8-10 Avenue de la Gare, L-1610 Luxembourg
R.C.S. Luxembourg B 159.658
Notice is hereby given to the shareholders that an
EXTRAORDINARY GENERAL MEETING
of the shareholders of Pacific Drilling S.A. (the “Company”) will be held in Luxembourg on May 2, 2016 at 11:30 a.m. Central European Time with the following agenda:
AGENDA

1.
Renewal of the authorization granted in 2011 expiring June 15, 2016 to the board of directors of the Company to increase, in one or several times, the current share capital of the Company and consequently, to issue the Company’s new shares, within the limits of the authorized share capital of the Company, for an additional period of five (5) years, subject always to compliance with applicable provisions of the Luxembourg law of August 10, 1915 on commercial companies, as amended from time to time;

2.	Amend the date of the annual general meeting of the Company (the “AGM”), from the second Monday of May of each year at 10.00 a.m to the fourth Tuesday in May at 10.00 a.m.;

3.
Approval of (i) the cancellation of seven million two hundred fifty nine thousand two hundred and sixteen (7,259,216) shares, representing the portion of the Company’s treasury shares that have been repurchased by the Company under the Company’s share repurchase program, as approved by the shareholders at the extraordinary general meeting held on 24th November 2014 and (ii) subsequent decrease of the share capital of the Company by an amount of Seventy Two Thousand Five Hundred And Ninety Three United States Dollars (USD 72,593), so as to decrease the current share capital from Two Million Three Hundred And Twenty Seven Thousand Seven Hundred United States Dollars (USD 2,327,700) to Two Million Two Hundred Fifty Five Thousand And One Hundred And Seven United States Dollars (USD 2,255,107);

4.	Amend accordingly (i) article 5.1, (ii) the first paragraph of the article 5.3, and (iii) article 14.4 of the articles of association of the Company, to read as follows:

(i)
5.1. “The share capital is set at Two Million Two Hundred Fifty Five Thousand One Hundred and Seven United States Dollars (USD 2,255,107) represented by two hundred twenty five million five hundred ten thousand seven hundred and eighty four (225,510,784) shares in registered form, without nominal value.”;

(ii) “5.3. The Board is authorized, for a period of five (5) years from the date of the publication in the Luxembourg Mémorial C, Recueil des Sociétés et Associations of the minutes of the general meeting held on May 2, 2016, without prejudice to any renewals, to:”; and
(iii) “14.4. The Annual General Meeting is held at the registered office or in any other place within the municipality of the registered office, as specified in the notice, on the fourth Tuesday in May at 10.00 a.m. If that day is a public holiday or the day following a public holiday in the United States of America, the Annual General Meeting shall be held on the Tuesday of the following week.”.

5.
Authorization to any director or officer of the Company in office from time to time, or any lawyer of Wildgen, Partners in Law, (each an Authorized Person, and collectively, the Authorized Persons) to, and each of them acting alone and with full power of substitution, hereby is, authorized and empowered, for and on behalf of the Company to, take any such action and execute any such documents as may be required or useful for the implementation of the above resolutions and in particular to proceed to any required filing with the Registre de Commerce et des Sociétés, Luxembourg and any required publication in the Mémorial C, Recueil des Sociétés et Associations, and ratify any action taken by any Authorized Person with respect to this extraordinary general meeting (including only for the Authorized Persons who are directors of the Company, the approval of the final documents and execution of the convening notices for this extraordinary general meeting of the Company).

Luxembourg, March 22, 2016

/s/ Christian J. Beckett
Christian J. Beckett
Executive Director, Chief Executive Officer

Notes:

1.
The Board has fixed the close of business on March 18, 2016 as the record date for the determination of the shareholders entitled to vote at the extraordinary general meeting or any adjournment thereof.

2.
At the extraordinary general meeting, provided a quorum of the holders of at least one-half of the share capital is represented, proposed resolutions 1, 2, 3 and 5 shall be adopted by a majority of the votes cast, while proposed resolution 4 shall be adopted by at least two-thirds of the votes cast. Each share is entitled to one vote.

3.
No shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company, to reach the Registered Office by not later than 3 business days before the time for holding the meeting. A shareholder may grant a written proxy or power of attorney to another person, shareholder or otherwise, in order to be represented at the meeting.

4.
A Form of Proxy is enclosed for use by holders of shares registered in The Norwegian Central Securities Depository in connection with the business set out above and should be returned to DNB Bank ASA, Registrars Department, P.O. Box 1600, 0021 Oslo, Norway or alternatively by e-mail vote@dnb.no within the aforementioned date and time. Holders of shares registered in the United States should vote according to the separate voting instructions provided.

The following information is applicable to holders of shares registered in the United States only:
We are pleased to take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders via the internet. We believe that this e-proxy process will expedite shareholders’ receipt of proxy materials and lower the costs and reduce the environmental impact of our extraordinary general meeting. Accordingly, we have mailed to our shareholders of record and beneficial owners a Notice of Internet Availability of Proxy Materials containing instructions on how to access the attached proxy statement and how to vote online.
YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY. TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS AND ON YOUR PROXY CARD; CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF PACIFIC DRILLING S.A.
COMPANY PROPOSALS
PROPOSAL 1 -APPROVAL
The Board has considered the first paragraph to Article 5.3 of the articles of association of the Company (the “Articles”), whereby the Board was authorized to carry out actions in connection with the authorized capital of the Company for a period of (5) years from the date of the publication in the Luxembourg Mémorial C, Recueil des Sociétés et Associations of the minutes of the general meeting held on March 30, 2011. The Board noted that minutes of said general meeting were published with the Mémorial under number 1286 on June 15, 2011, and thus said authorization will expire on June 15, 2016.
The Board recommends that the shareholders approve the renewal of the authorization granted to the Board to increase, in one or several times, the subscribed share capital of the Company and consequently, to issue the Company’s new shares, within the limits of the authorized share capital of the Company, for an additional period of (5) years.

PROPOSAL 2 - APPROVAL
The Board has considered Article 14.4 of the Articles, which states that the Annual General Meeting of the Company (the “AGM”) shall take place on the second Monday of May of each year at 10 a.m. To allow adequate time to the Board for preparing and reviewing the relevant information, the date of the AGM should be amended.
The Board recommends that the shareholders approve the amendment of the date of the AGM to the fourth Tuesday in May at 10 a.m. If that day would be a public holiday or the day following a public holiday in the United States of America, the AGM shall be held on the Tuesday of the following week.

PROPOSAL 3 - APPROVAL
The Board has considered the cancellation of seven million two hundred fifty nine thousand two hundred and sixteen (7,259,216) shares repurchased by the Company under the Company’s share repurchase program (the “Repurchased Shares”), as approved by the shareholders at the extraordinary general meeting held on 24th November 2014, such repurchased shares now being held as treasury shares of the Company and the subsequent decrease of the share capital of the Company.
The Board recommends that the Shareholders approve (i) the cancellation of the Repurchased Shares and (ii) subsequent decrease of the share capital of the Company by an amount of Seventy Two Thousand Five Hundred And Ninety Three United States Dollars (USD 72,593), so as to decrease the current share capital from Two Million Three Hundred And Twenty Seven Thousand Seven Hundred United States Dollars (USD 2,327,700) to Two Million Two Hundred Fifty Five Thousand And One Hundred And Seven United States Dollars (USD 2,255,107).

PROPOSAL 4 -AMENDMENTS TO ARTICLES
The Board has considered the amendments to the Articles of Association of the Company to reflect the aforementioned resolutions.
The Board recommends that the shareholders approve the amendment of (i) article 5.1; (ii) the first paragraph of article 5.3; and (iii) article 14.4 of the Articles to read as follows:

(i)
“5.1. “The share capital is set at Two Million Two Hundred Fifty Five Thousand One Hundred And Seven United States Dollars (USD 2,255,107) represented by two hundred twenty five million five hundred ten thousand seven hundred and eighty four (225,510,784) shares in registered form, without nominal value.”;

(ii) “5.3. The Board is authorized, for a period of five (5) years from the date of the publication in the Luxembourg Mémorial C, Recueil des Sociétés et Associations of the minutes of the general meeting held on May 2, 2016, without prejudice to any renewals, to:”
(iii) “14.4. The Annual General Meeting is held at the registered office or in any other place within the municipality of the registered office, as specified in the notice, on the fourth Tuesday in May at 10 a.m. If that day is a public holiday or the day following a public holiday in the United States of America, the Annual General Meeting shall be held on the Tuesday of the following week.”

PROPOSAL 5 - AUTHORIZATION TO TAKE ACTION
The Board recommends that the shareholders approve the authorization to any director or officer of the Company in office from time to time, or any lawyer of Wildgen, Partners in Law, (each an “Authorized Person”, and collectively, the “Authorized Persons”) to, and each of them acting alone and with full power of substitution, hereby is, authorized and empowered, for and on behalf of the Company to, take any such action and execute any such documents as may be required or useful for the implementation of the above resolutions and in particular to proceed to any required filing with the Registre de Commerce et des Sociétés, Luxembourg and any required publication in the Mémorial C, Recueil des Sociétés et Associations, and ratify any action taken by any Authorized Person with respect to the EGM (including only for the Authorized Persons who are directors of the Company, the approval of the final documents and execution of the convening notices for the EGM of the Company).

OTHER BUSINESS
Management knows of no business that will be presented for consideration at the extraordinary general meeting other than that stated in this notice of extraordinary general meeting.